

May 21, 2012

<u>Via E-mail</u>
Todd DuChene
Executive VP & General Counsel
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

   Re: **Nuance Communications, Inc.**
      Form 10-K for the Fiscal Year Ended September 30, 2011
      Filed November 29, 2011
      Form 10-Q for the Quarters Ended December 31, 2011 and March 31, 2012
      Filed February 9, 2012 and May 10, 2012, respectively
      Form 8-K/A filed December 16, 2011
      File No. 000-27038

Dear Mr. DuChene:

  We have reviewed your letter dated April 17, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 13, 2012.

Form 10-K for the Fiscal Year Ended September 30, 2011

Notes To Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 60

1. We note from your response to prior comment 2 that in accordance with ASC 605-25-30-5 you have excluded contingent usage based fees from the initial allocation of consideration and accordingly all initial consideration is allocated to the set up services.

It appears that the contingent usage based fees are only recognized when and if a customer meets certain usage levels and therefore, it is unclear why you believe consideration of these fees is pertinent to the guidance in ASC 605-25-30-5 as it relates to your set-up fees. Please explain and also clarify whether the set up fees are contingent upon the delivery of any other additional items, services or meeting other specified performance conditions. If so, please clarify how the set up fees recognized have been limited to the amount that is not contingent upon the delivery of these services. Also, please tell us how you have determined the amount of arrangement consideration to allocate to the set up fees and hosting fees under these arrangements in accordance with the provisions of ASC 605-25-30-2. In your response, tell us whether you collect a standard monthly hosting fee throughout the contract term and tell us how such fees are impacted upon renewal. Also, explain further how you determined that none of the initial consideration received should be allocated to your hosting services.

Form 8-K/A Filed December 16, 2011 & Form 10-Q for the Quarters Ended December 31, 2011 and March 31, 2012

Exhibit 99.3 & Note 4. Business Acquisitions

2.   We note from your response to prior comment 4 that all $25.0 million of the consideration is contingent on the continued employment of three senior Swype employees, but only $7.6 million will be recorded as compensation expense and the remaining amount has been included in the purchase price of the business. Based on your response, it appears that if there are no indemnification claims, all of the consideration is payable to the three senior Swype employees provided they remain employed for the requisite service period. Accordingly, please clarify why the entire amount will not be included as compensation expense pursuant to ASC 805-10-55-25. In addition, please tell us how your pro forma adjustment meets the criteria of Article 11-02(b)(6). Finally, the disclosures in your Forms 10-Q do not appear to provide the portion of the contingent consideration that will be recorded as compensation expense and the portion that has been recorded as part of the purchase price and the factors you considered in making this determination. Please tell us how you considered the provisions of ASC 805-30-50-1.c in your current disclosures.

        You may contact Laura Veator at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief